UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                             ______________________

                                   FORM 12b-25                   SEC FILE NUMBER
                                                                    001-15649

                           NOTIFICATION OF LATE FILING            CUSIP NUMBER
                                                                   269347 10 9

(Check one):   |X|  Form 10-K    |_|  Form 20-F   |_|  Form 11-K
               |_|  Form 10-Q    |_|  Form 10-D    |_|  Form N-SAR
               |_|  Form N-CSR
               For Period Ended: August 31, 2005

               |_|  Form 10-K
               |_|  Form 20-F
               |_|  Form 11-K
               |_|  Form 10-Q
               |_|  Form N-SAR
               For the Transition Period Ended:
                                               ------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

Eagle Broadband, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

Eagle Wireless International, Inc., Eagle Telecom International, Inc.
--------------------------------------------------------------------------------
Former Name if Applicable

101 Courageous Drive
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

League City, Texas 77573-3925
--------------------------------------------------------------------------------
City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


   | (a)  The reason described in reasonable detail in Part III of this form
   |      could not be eliminated without unreasonable effort or expense
   |
   | (b)  The subject annual report, semi-annual report, transition report on
   |      Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
   |      thereof, will be filed on or before the fifteenth calendar day
[X]|      following the prescribed due date; or the subject quarterly report or
   |      transition report on Form 10-Qorsubject distribution report on Form
   |      10-D, or portion thereof, will be filed on or before the fifth
   |      calendar day following the prescribed due date; and
   |
   | (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
   |      has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The company is still in the process finalizing its annual financial statements to be included in the Form 10-K for fiscal 2005. The financial statements could not be completed without incurring undue hardship and expense due to the fact that the company did not receive until November 11, 2005, the final report from the third-party appraiser engaged to provide the impairment testing and analysis for the company. The company expects to file its Form 10-K within the 15-day extension.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Eric Blachno               281                  538-6000
     --------------------------  ---------------  ------------------------------
              (Name)               (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes |X| No |_|


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No |_|

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Statement of Financial Accounting Standards No. 142 (SFAS 142) requires that goodwill and intangible assets be tested for impairment at the reporting unit level on an annual basis. An independent appraiser was asked to assess specific company intangible asset values as of August 31, 2005, for purposes of determining if an impairment exists as set forth in SFAS
     142. In addition, the company asked the appraiser to assess the company's long-lived asset values as of August 31, 2005, for purposes of determining if an impairment exists as set forth in SFAS 144. The appraiser estimated that, as of August 31, 2005, an impairment of approximately $24 million existed for the company's intangible assets and approximately $3.2 million for its fixed assets.

     The company's unaudited net loss for the year ended August 31, 2005, is approximately $56 million, which includes the unaudited, non-cash impairment charges mentioned above, plus an unaudited, non-cash impairment charge of $1.1 million recorded in the second quarter. Excluding impairment charges, the company has an unaudited, adjusted net loss of for fiscal 2005 of approximately $28 million, compared to a net loss of $39 million reported for the year ended August 31, 2004. For the year ended August 31, 2004, the company assessed the fair value of the intangible assets and concluded that no impairment charge was necessary.

     The adjusted net loss of $28 million is a non-GAAP financial measure. Company management believes this measure provides useful information to investors regarding the company's results of operations because the reported net loss for the year ended August 31, 2004, does not include any comparable impairment charges. The following table reconciles the non-GAAP financial measure, adjusted net loss, with GAAP net loss.


                         Fiscal Year Ended August 31,
                         ----------------------------
                               2005*      2004
                               ----       ----
     GAAP net loss             $ 56       $ 39
     Impairment charge          (28)         0
                               ----       ----
     Adjusted net loss         $ 28       $ 39
                               ====       ====
     * Unaudited


     With respect to revenues, the company has unaudited revenues of approximately $8.6 million for the year ended August 31, 2005. For the year ended August 31, 2004, the company reported revenues of $12.5 million.

     The foregoing estimated figures for fiscal 2005 are based on the company's unaudited financial statements, which have not yet been finalized. The final, audited results may differ from these estimates.

                              Eagle Broadband, Inc.
                              ---------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     November 15, 2005             By: /s/ David Micek
    -----------------------------         --------------------------------------
                                           David Micek
                                           President and Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).